March 24, 2016

Via Email, EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Katherine Wray

Edwin Kim

Juan Migone

Christine Dietz

Re:	BlackLine, Inc.

Draft Registration Statement on Form S-1

Submitted February 12, 2016

CIK No. 0001666134

Ladies and Gentlemen:

On behalf of our client, BlackLine, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 10, 2016 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). The Company is concurrently filing via EDGAR this letter and Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by courier both a clean copy of the Draft Registration Statement and a copy marked to show all changes from Draft Registration Statement filed on February 12, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Draft Registration Statement submitted on February 12, 2016), all page references herein correspond to the page of Amendment No. 1, as applicable.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and is supplementally providing, under separate cover, copies of all written communications the Company has presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company respectfully requests that the Staff destroy such materials upon completion of its review.

2.	If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis. Please refer to Question 101.02 of our Compliance and Disclosure Interpretation relating to Securities Act Forms.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such materials, including artwork for the cover of the prospectus, when available.

Securities and Exchange Commission

March 24, 2016

Prospectus Summary

Overview, page 1

3.	On pages 5 and 96, you disclose that you develop “market-leading applications and functionalities” and have a “leading position in both the enterprise market and the mid-market.” Please describe the market referenced and explain the basis for these characterizations, such as market share, revenues, or the quality of products or services offered

The Company advises the Staff that it believes it has created a new category of software to address a previously underserved market. The Company believes that many organizations currently rely on internal spreadsheets and other labor-intensive processes to manage tasks handled outside of an organization’s general ledger, such as balance sheet account reconciliation, intercompany transaction accounting and the broader financial close process. The Company offers software that is capable of replacing this outdated approach by automating these processes and enabling them to function continuously. The Company believes that all corporate organizations employing accounting and finance personnel with revenues greater than $50 million are potential users of its software platform. According to a study the Company commissioned with Frost & Sullivan, Frost & Sullivan estimated the Company’s total addressable market to be $16.6 billion in 2015 and to reach $19.7 billion by 2018. However, there are no independent, third-party industry publications, studies or surveys that report market data for this new category of software. The Company believes that it is has a leading position because it was one of the first companies to bring software with this functionality to market and it has consistently retained its relationships with its customers, as indicated by the Company’s high dollar-based net revenue retention rates disclosed on page 12 of Amendment No. 1. In addition, the Company has a limited number of competitors. One of the Company’s leading competitors disclosed on its website that it has over 900 customers worldwide compared to the Company’s approximately 1,300 customers as of December 31, 2015. Further, the Company believes that its software excels in its flexibility and scalability, real-time visibility, automation and efficiency, and ability to provide continuous processing to its customers. In light of these factors, the Company believes that it has a reasonable basis to conclude that it has a leading position with both enterprise market and mid-market customers.

Risk Factors

Although we do not expect to rely on the “controlled company” exemption..., page 40

4.	We note this risk factor as well as your disclosure in the prospectus summary on page 6 regarding the percentage of the company’s outstanding common stock that will be held by insiders following the initial public offering. Please also provide succinct disclosure of your controlled company status on the prospectus cover page and in the prospectus summary.

The Company advises the Staff that it has revised the disclosure on the prospectus cover page and page 8 of Amendment No. 1 to address the Staff’s comment.

Industry and Market Data, page 59

5.

Please provide us supplemental copies of the reports or other source documentation that you cite on pages 2, 60, 91, and 93 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the

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March 24, 2016

appropriate location in your prospectus. Please file a consent pursuant to Securities Act Rule 436 with respect to the references in the prospectus to the study that you commissioned from Frost & Sullivan, or tell us why you believe a consent is not required. Also, please advise us if you commissioned any of the other sources cited in your prospectus.

The Company acknowledges the Staff’s comment and, in response to the Staff’s request, the Company has supplementally provided, under separate cover, a copy of the study the Company commissioned with Frost & Sullivan. The Company respectfully requests that the Staff destroy such materials upon completion of its review. The Company has filed a consent provided by Frost & Sullivan pursuant to Rule 436 of the Securities Act as Exhibit 23.3 with Amendment No. 1.

In addition, the report published by the Center for Audit Quality referenced on page 93 of the initial filing of the Draft Registration Statement is the only other source cited in the prospectus and was not commissioned by the Company. The Company has supplementally provided the report under separate cover. The Company respectfully advises the Staff that this report is also publicly available, without cost, on the Center for Audit Quality’s website at http://thecaq.org/docs/reports-and-publications/financial-restatement-trends-in-the-united-states-2003-2012.pdf?sfvrsn=2.

Use of Proceeds, page 47

6.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales organization, expand into international markets, and further develop your platform. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 5 and 96 you list various aspects of your growth strategy, but do not indicate if they will be funded via offering proceeds.

The Company respectfully advises the Staff that it currently does not have specific plans for use of the proceeds from the offering other than those described on page 47 of Amendment No. 1. The Company does not have any specific plans to use the offering proceeds to fund its expansion efforts, as the Company believes its current cash resources are sufficient to maintain positive cash flow and to fund its operations and plans for growth for at least the next 12 months.

Selected Consolidated Financial Data, page 54

7.	We note your disclosure on the top of page 56 regarding pro forma net loss per share. Please revise to disclose the number of shares used to calculate pro forma net loss per share as well as the amount of the interest expense adjustment. In this regard, we note that the footnotes should make the computation of pro forma earnings per share transparent to investors. For guidance, please refer to Rule 11-02(b)(6) of Regulation S-X. Similar concerns apply to the disclosure on page 12.

The Company advises the Staff that the Company has revised the disclosure on page 55 of Amendment No. 1 to address the Staff’s comment.

Securities and Exchange Commission

March 24, 2016

Non-GAAP Financial Measures, page 57

8.	We note your disclosure that non-GAAP gross profit is useful as it eliminates the impact of items you do not believe are indicative of you “core operating performance.” Please revise your disclosures to define “core operating performance.” As part of your response, please explain why the amortization of developed technology is not indicative of core operating performance considering that developed technology appears to directly impact your revenue generating activities.

The Company advises the Staff that the Company has revised the disclosure on pages 14 and 57 of Amendment No. 1 to state that it believes presenting non-GAAP gross margin is useful to investors because it excludes certain non-cash expenses, including amortization of developed technology, and provides a useful measure for period-to-period comparisons of its business. We further advise the Staff that the amortization of developed technology relates solely to intangible assets acquired in the Acquisition and does not include amortization of capitalized software development costs.

9.	Please revise to remove the measure “Non-GAAP Cash Provided by (Used in) Operating Activities.” In this regard, we note that it is not appropriate to exclude charges or liabilities that require cash settlement from a non-GAAP liquidity measure. See Item 10(e)(1)(ii)(A) of Regulation S-K.

The Company advises the Staff that the Company has removed the measure “Non-GAAP Cash Provided by (Used in) Operating Activities” throughout Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 59

10.	On page 60, you describe your strategic relationship with SAP. Please clarify, under your agreement with SAP, whether you are a reseller of SAP’s ERP and whether the $6.1 million you generated from this agreement is net of the percentage fee you pay to SAP under your agreement. Further, please clarify whether you must pay SAP a licensing fee for existing SAP ERP customers that seek to integrate your platform into their existing SAP ERP.

The Company respectfully advises the Staff that the description of the Company’s strategic relationship with SAP on page 60 of Amendment No. 1 summarizes the material terms of its relationship with SAP. The Company’s solution is an SAP-endorsed business solution that integrates with SAP’s ERP solutions. The $9.4 million of revenue disclosed on page 60 of Amendment No. 1 represents the amount of revenue the Company recognized for the year ended December 31, 2015 from new customers signed subsequent to the SAP agreement that use an SAP ERP system, without subtracting any fees paid to SAP. Pursuant to its agreement with SAP, the Company is required to pay SAP a percentage-based fee on this revenue, regardless of whether SAP directly recommends the Company’s platform to its ERP users. Aside from a 5,500 Euro annual maintenance fee, the revenue-based fee is the only fee that the Company pays to SAP. The Company is not a reseller of SAP’s ERP system.

Securities and Exchange Commission

March 24, 2016

11.	Please disclose your backlog or similar measures such as your net bookings in your MD&A or Business section, to the extent material to an understanding of your business. We note, for example, that net bookings was a financial measure used to award an annual bonus to your named executive officers, as disclosed on page 116. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

The Company respectfully advises the Staff that the Company believes it has disclosed all financial and operational measures that are material to an understanding of its business. In “Selected Consolidated Financial Data” beginning on page 54, in addition to presenting information derived from the financial statements of the Company, the Company presents “Key Metrics,” which are the metrics management regularly reviews to evaluate its business, measure its performance, identify trends affecting its business, formulate financial projections and make strategic decisions. The Company does not utilize backlog as a key internal metric for planning purposes and it does not consider backlog to be a reliable indicator of future revenues. The Company expects that the amount of backlog relative to the total value of its subscription agreements will change from year to year for several reasons, including changes in the average non-cancellable term of its subscription agreements and the timing of contract renewals. For example, prior to 2013 the Company primarily offered one-year non-cancellable contracts. The decision to increase its offering of three-year non-cancellable contracts increased the Company’s average non-cancellable contract term from approximately one year in 2012 to approximately two years in 2015. The change in backlog that results from changes in the average non-cancellable term of the Company’s subscription agreements may not be an indicator of the likelihood of renewal or expected future revenues, and the Company believes it may be misleading to potential investors. In addition, the Company does not intend to utilize net bookings as a key management metric. Net bookings has been used in the past and may be used in the future as one of the performance metrics reviewed by the compensation committee because incentivizing management based on such metric could help drive sales behavior and grow revenues. However, the Company believes that revenues provide investors a better key metric to measure the Company’s financial performance.

Factors Affecting Performance, page 61

12.	On page 5, you indicate that you have sought to expand your reach into the mid-market businesses by growing your mid-market sales team and that you plan to leverage your reseller network to grow your mid-market business globally. Where appropriate, and if material, please clarify how this expansion into the mid-market and use of resellers is expected to affect gross margins

The Company respectfully advises the Staff that its expansion into the mid-market and its use of resellers is not expected to have a material impact on its consolidated gross margins. The Company’s pricing structure is not materially different among enterprise and mid-market businesses, and management does not internally track gross margin on sales to mid-market and enterprise businesses to measure the Company’s performance as they both share the same cost pool. Although the Company plans to expand its direct sales force as it grows its mid-market business globally, the Company intends to expand its direct sales similarly across both its mid-market and enterprise business. Further, our sales headcount is a component of operating expenses and as such, will not have an impact on the Company’s gross margins. Additionally, although the Company plans to expand its growing network of resellers, its current network of resellers is small and accounted for less than 1% of the Company’s revenues for the year ended December 31, 2015. Accordingly, the Company does not believe that its growth plans in these areas will result in a material change to its consolidated gross margins.

Securities and Exchange Commission

March 24, 2016

Results of Operations, page 65

13.	You indicate that revenues increased primarily due to “an increase in the number of customers, an increase in the number of users added by existing customers and an increase in the number of products purchased by existing customers.” Please tell us what consideration you gave to quantifying the impact of the items that you have highlighted as having a material impact on total revenues. For guidance, refer to Section III.B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that in preparing its response, the Company has reviewed Section III.B of SEC Release No. 33-8350. Section III.B of SEC Release No. 33-8350 requires companies to consider disclosure of all key variables and other factors that management uses to manage the business. The Company respectfully advises the Staff that it has disclosed its key metrics on pages 12 and 56 of Amendment No. 1, which includes the number of customers and the number of users for each of the financial periods presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” However, as these factors contributing to growth are intertwined, the Company is not currently able to quantify the impact of increases in the number of customers, users and products on total revenue. The Company respectfully advises the Staff that the Company’s accounting systems do not readily quantify all individual sales growth factors, and that disaggregating the impact of these increases would not only be challenging, but would be inconsistent with the manner in which management operates the business.

14.	Further, you attribute increases in sales and marketing, research and development, and general and administrative expenses, in part, to increased headcount. Please consider revising to quantify the changes in headcount during the periods covered by your results of operations disclosure.

The Company advises the Staff that the Company has revised the disclosure on pages 68 and 69 of Amendment No. 1 to quantify changes in headcount where such changes had a material impact on operating expenses.

Business

The BlackLine Solution, page 94

15.	Please clarify whether your platform replaces or merely complements traditional accounting and financial software. For example, it is unclear whether your platform provides a general ledger or systems for accounts receivable, accounts payable, billings, inventory control, fixed asset management, payroll, etc.

The Company advises the Staff that the Company has revised the disclosure on pages 1 and 87 of Amendment No. 1 to address the Staff’s comment. The Company advises the Staff that its platform complements and supports traditional accounting and financial software by using a cloud-based software that automates and streamlines accounting and finance operations. While traditional ERP systems provide effective solutions for processes handled inside an organization’s general ledger, like accounts receivable, accounts payable, billings, inventory control, fixed asset management and payroll, they generally do not provide effective solutions for processes handled outside of an organization’s general ledger. These processes include tasks such as balance sheet account reconciliation, intercompany transaction accounting and the broader financial close process. Many organizations continue to rely on internal spreadsheets and other labor-intensive processes to manage these processes. The Company’s comprehensive platform replaces the historical approach of collecting, reviewing and verifying a period’s data after the period ends and allows for continuous accounting by embedding automation, control and

Securities and Exchange Commission

March 24, 2016

tasks within day-to-day activities. Accordingly, the Company’s software platform does not replace traditional accounting and financial software, but enhances and expands on their capabilities.

Expand our Customer Relationships and Distribution Channels, page 97

16.	Please briefly describe your relationships with your technology vendors, professional services firms, and business process outsourcers. In particular, please clarify their roles in distributing your products and how they are compensated.

The Company respectfully advises the Staff that, as disclosed on pages 19, 60 and 97 of Amendment No. 1, the Company’s direct sales force leverages its relationships with technology vendors such as SAP and Netsuite. As discussed in response to Comment 10, the Company pays SAP a fee based on a percentage of revenues for new customers signed subsequent to the SAP agreement that use an SAP ERP system. The Company also pays Netsuite a referral fee, which has been immaterial to date. The Company does not have similar arrangements with or pay any other technology vendors. As disclosed on pages 5,19, 93 and 97 of Amendment No. 1, the Company has also established strong relationships with professional services firms such as Deloitte & Touche and KPMG. These firms provide services and expertise related to the deployment of the Company’s products to its customers, but are not compensated by the Company and do not distribute the Company’s products. As disclosed on pages 79 and F-17 of Amendment No. 1, BPOs and resellers place orders with the Company after receiving an order from an end customer. The BPOs and resellers receive business terms of sale similar to those received by the Company’s direct customers, and payment to the Company is not contingent on the receipt of payment from the end customer. The BPOs and resellers negotiate pricing with the end customer and are responsible for implementation services, if any, and for providing certain customer support directly to the end customer.

Customers, page 97

17.	You indicate that your customer base grew to 1,200 customers by September 30, 2015 and 86% of your revenue comprised of enterprise and mid-market customers. Please consider clarifying how many of your customers are large enterprise versus mid-market customers.

The Company respectfully advises the Staff that the number of enterprise and mid-market customers is not a key metric utilized by management to measure the Company’s performance or to evaluate its business. The Company has disclosed the percentages of revenue comprised of enterprise and mid-market customers and does not believe that disclosing the number of enterprise and mid-market customers would present additional material information to investors.

Development, page 102

18.	Please describe the extent that you rely on third-party developers from China and Romania, as described on page 27. If material, please describe your arrangements with these third-party developers and contractors.

The Company respectfully advises the Staff that it does not rely on third-party contractors. The Company currently uses third-party contractors in China and Romania to supplement its research and development capabilities, but the loss of one or all of these contractors would not have a material adverse effect on the Company’s business. However, the Company believes that it is important to disclose certain risks it faces by entering into these arrangements, in particular the risk that any misconduct, misappropriation of its intellectual property, acts of espionage,

Securities and Exchange Commission

March 24, 2016

malware attacks, theft of confidential information or other malicious cyber incidents attributed to its third-party contractors could compromise its system infrastructure, expose the Company to litigation and lead to significant reputational harm.

Competition, page 103

19.	Please clarify which components of Oracle’s Hyperion software are your competition.

The Company respectfully advises the Staff that the Company directly competes with Oracle’s Account Reconciliation Manager, which is packaged with the Hyperion product suite.

Management

Board Composition, page 109

20.	Please revise to clarify the power of your Principal Stockholders to select directors after the close of the IPO and the terms of the existing directors expire. For example, it is unclear whether Silver Lake, assuming it has the requisite share holdings, would designate directors or nominate directors that would still be subject to a stockholder vote.

The Company advises the Staff that the Company has revised the disclosure on pages 105 through 106 of Amendment No. 1 to address the Staff’s comment.

Executive Compensation, page 116

21.	Please file the employment offer letters with your named executive officers, when entered into, as exhibits to your registration statement, pursuant to Item 601(b)(10) of Regulation S-K. Also, please clarify whether there are any existing employment agreements with your named executive officers that affected 2015 compensation.

The Company acknowledges the Staff’s comment and has filed the Employment Offer Letter by and between the Company and Karole Morgan-Prager, dated as of May 4, 2015, the Employment Offer Letter by and between the Company and Mark Partin, dated as of December 25, 2014, Form of 2015 Executive Officer Bonus Plan, 2015 Chief Executive Officer (CEO) Bonus Plan, dated as of February 5, 2016 and 2015 Chief Legal Officer (CLO) Bonus Plan, dated as of December 29, 2015 as Exhibits 10.12, 10.13, 10.14, 10.15, and 10.16.

Certain Relationships and Related Party Transactions, page 126

22.	Please revise page 128 to describe briefly the material terms of the Stockholders Agreement entered into on September 3, 2013, with your Principal Stockholders and certain other stockholders.

The Company respectfully advises the Staff that the Company has revised the disclosure on page 124 of Amendment No. 1 to address the Staff’s comment. The Stockholders Agreement entered into on September 3, 2013 will terminate upon the completion of this offering.

Securities and Exchange Commission

March 24, 2016

23.	On page F-30, you disclose that you are required to pay a contingent cash payment to “certain equity holders” if you realize a tax benefit from the use of net operating losses generated from the stock option exercises that occurred when you acquired BlackLine Systems, Inc. in 2013. Please advise us whether these “equity holders” are related parties and whether this agreement survives the close of your IPO, and, if so, please tell us what consideration you gave to providing the disclosure called for by Item 404(a) of Regulation S-K with respect to this arrangement.

The Company advises the Staff that the Company has revised the disclosure on page 124 of Amendment No. 1 to address the Staff’s comment. This agreement will survive after the completion of this offering.

24.	On page 129, you describe ordinary course of business, arms-lengths transactions with companies affiliated with your “Investors.” Please revise to clarify whether any of these transactions are required to be disclosed under Item 404(a), in that they exceed $120,000 and involve a transaction affiliated with a related party, in which the related party had a direct or indirect material interest.

The Company respectfully advises the Staff that it does not believe there is a material interest in the transactions at issue with the Investors and their affiliates because these transactions are entered into in the ordinary course, do not involve amounts that are material either to the Company or to the Investors and their affiliates, are subject to competitive pressures and arms-length negotiations, and are not required to be entered into pursuant to any other agreement, arrangement or understanding. The Company believes this conclusion is supported by statements from the Commission, including in the adopting release, as described below.

SEC Release 33-8732a (the “Release”) notes that, in determining whether a related party has a material interest in a transaction with an issuer, an issuer must assess the significance of the information to the investors in light of all the circumstances. The Release also states that the relationship of the related person to the transaction, the importance of the interest to the related party having such interest, and the amount involved in the transaction are among the factors to be considered in determining the materiality of the information to investors. The Release emphasizes that there may be situations where, based on this materiality determination, the interest of a related person is not required to be disclosed. More specifically, the Release notes that a transaction that is undertaken in the ordinary course of business of the company and on the same terms that the company offers generally in transactions with persons who are not related persons are factors that could be taken into consideration when performing the materiality analysis for determining whether disclosure is required.

The Investors, their associated persons and entities in which they invest, including portfolio operating companies, enter into a significant number of operational contracts, including for accounting and financial software and services. With 128,000 individual users in approximately 100 countries across more than 1,300 customers, the Company is party to numerous arrangements to sell its products and services. Entering into such arrangements is a part of the ordinary course of business of both the Company and the Investors and their affiliates, and the commercial arrangements for such products and services are negotiated with the Investors and their affiliates in the same manner as they are with other similarly sized customers. The Company notes, for example, that there is no policy or other directive that has been established to provide preferential treatment to the Investors or their affiliates or to require that either the Company or the Investors or their affiliates contract with each other to provide such services. The Company believes that revenue to the Company from such arrangements represents a de minimis amount of its revenue and was similarly an immaterial amount of the operational expenses of the Investors and their affiliates.

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March 24, 2016

In light of all of these circumstances, the Company does not believe the significance of this information to investors rises to the level of materiality that would require itemized disclosure of each transaction under Item 404 of Regulation S-K, nor does the Company believe that from either a qualitative or a quantitative standpoint the Investors or their affiliates have, or are expected to have, a direct or indirect material interest in the Company’s ordinary course arrangements with them.

Principal Stockholders, page 131

25.	Please revise your beneficial ownership table to reflect information as of the most recent date practicable.

The Company advises the Staff that the Company has revised the beneficial ownership table on page 127 of Amendment No. 1 to reflect information as of March 1, 2016.

26.	Please revise to disclose the natural persons with voting and/or investment power for the shares held by the Silver Lake Sumeru Fund, L.P., Silver Lake Technology Investors Sumeru, L.P., and the funds affiliated with ICONIQ Strategic Partners. In notes (1) and (2) on page 132, each of the individuals named disclaims beneficial ownership.

The Company advises the Staff that the Company has revised the disclosure in footnotes (1) and (2) on page 128 of Amendment No. 1 to remove references to the disclaimers of beneficial interest.

27.	In notes (1) through (6), you disclaim beneficial ownership for various individuals, including four of your directors. Please advise us why you are disclaiming beneficial ownership on the behalf of these individuals in your registration statement. Also, with respect to notes (1) and (2), please advise us the relevance of pecuniary interest to beneficial ownership under Rule 13d-3. Refer to Instruction 2 to Item 403 of Regulation S-K. Alternatively, please remove these disclaimers.

The Company advises the Staff that the Company has revised the disclosure in footnotes (1) through (6) to remove reference to the disclaimers of beneficial interest in response to the Staff’s comments.

Signatures, page II-4

28.	You signature page is not set up to include the signature of your controller or chief accounting officer, as required by Instruction 1 to the Signatures section of Form S-1. If Mr. Partin, your chief financial officer, is also your controller or chief accounting officer, please revise the caption to his signature to so indicate.

The Company advises the Staff that it has revised the signature page to include the signature of Charles Best, the Company’s Chief Accounting Officer.

Exhibits

29.	Please file your credit agreement, filed as Exhibit 10.2, in its entirety, including the omitted schedules, exhibits, and/or attachments. Please refer to Item 610(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will file a redacted version of the credit agreement in its entirety as Exhibit 10.2 in a subsequent amendment, and concurrently with such filing, the Company will submit a confidential treatment request for certain portions of this agreement.

Securities and Exchange Commission

March 24, 2016

Please direct any questions with respect to the Company’s responses or Amendment No. 1 to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH &

ROSATI Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

Enclosures

cc (w/ enclosures):    Therese Tucker

                                      Karole Morgan-Prager

                                      BlackLine, Inc.

                                      Jeffrey Saper

                                      Wilson Sonsini Goodrich & Rosati, P.C.

                                      Steven B. Stokdyk

                                      Latham & Watkins LLP